Exhibit 1

EXHIBIT 1 TO FORM 6-K

SUPPLEMENTAL INFORMATION REGARDING THE JAGUAR AND LAND ROVER BUSINESS

OF TATA MOTORS LIMITED

This Exhibit sets forth selected recent developments, financial data, discussion and analysis of results of operations, employee and management information, and other information relating to the Jaguar and Land Rover business of Tata Motors Limited. Unless the context indicates otherwise, references to the following terms in this Exhibit have the meanings ascribed to them below:

“2011 Notes”	JLR’s existing £500,000,000 8.125% Senior Notes due 2018, $410,000,000 7.750% Senior Notes due 2018 and $410,000,000 8.125% Senior Notes due 2021 issued 19 May 2011.

“2012 Notes”	JLR’s existing £500,000,000 8.250% Senior Notes due 2020 issued 27 March 2012.

“British pounds,” “GBP,” “pounds sterling,” “sterling,” or “£”	Pounds sterling, the currency of the United Kingdom.

“CNY,” “Renminbi,” or “Yuan”	Chinese Renminbi, the currency of the People’s Republic of China.

“Euro,” “EUR” or “€”	Euro, the currency of the European Union Member States participating in the European Monetary Union.

“Fiscal year”	Year beginning 1 April and ended 31 March of the following year.

“Fiscal 2010”	Year beginning 1 April 2009 and ended 31 March 2010.

“Fiscal 2011”	Year beginning 1 April 2010 and ended 31 March 2011.

“Fiscal 2012”	Year beginning 1 April 2011 and ended 31 March 2012.

“Fiscal 2013”	Year beginning 1 April 2012 and ended 31 March 2013.

“Free cash flow”	Operating cash flow less investing cash flow excluding investments in mutual funds.

“Fiscal 2014”	Year beginning 1 April 2013 and ended 31 March 2014.

“IFRS”	International Financial Reporting Standards and interpretations issued by the International Accounting Standards Board and adopted by the European Commission.

“Jaguar Land Rover,” “Group,” or “JLR”	Jaguar Land Rover Automotive plc and its subsidiaries (including any of their predecessors).

“Tata Motors,” or “TML”	Tata Motors Limited and its subsidiaries.

“TMLH”	TML Holdings PTE Limited (Singapore).

“US dollars,” “USD,” “US$” or “$”	US dollars, the currency of the United States.

I. RECENT DEVELOPMENTS

Overview

Since the latter half of Fiscal 2010 and continuing through Fiscal 2011, Fiscal 2012 and the six months ended 30 September 2012, JLR has experienced significant growth attributable to improved global economic conditions, a revamped model line-up, improved product and market mix and focus on geographic diversification, with strong growth in China, as well as a favorable foreign exchange environment and its continued focus on cost-efficiency efforts.

China Joint Venture

In December 2011, JLR entered into a joint venture agreement with Chery Automobile Company Ltd. for the establishment of a joint venture company in China. The Chinese government approved the joint venture in October 2012, and JLR obtained a business license for the joint venture in November 2012.

The joint venture company is expected to invest a total of CNY10.9 billion in connection with the joint venture, which will include a manufacturing plant in Changshu, an R&D centre and an engine production facility. JLR believes the joint venture will combine its heritage and expertise with Chery Automobile Company Ltd.’s know-how and understanding of Chinese customers.

Trading Update

For the quarter ended 31 December 2012, retail sales were 88,658 units and wholesale sales were 94,828 units, both up from previous two quarters.

JLR is finalizing the preparation of its financial results for the quarter ended 31 December 2012. Those results are scheduled to be announced in February 2013 together with Tata Motors’ results for the same period.

Based on present management estimates and subject to confirmation by the results announcement to be made in February, JLR expects that for the quarter ended 31 December 2012:

•	Revenue will be higher than the previous two quarters reflecting the higher sales volumes

•

EBITDA is likely to be in the region of levels reported for the previous two quarters and the EBITDA margin is likely to be slightly lower than in the previous two quarters, primarily reflecting less favorable exchange rates, the ongoing effect of a higher mix of Evoque sales and other factors.

•

Free cash flow (cash from operations after capital spending) will be negative in the quarter ended 31 December 2012 (reflecting working capital calendarization effects); free cash flow will be positive in the first nine months of the Fiscal Year to date

These expected results would be in line with management expectations and trends identified in the section entitled “Discussion and Analysis of Results of Operations—General Trends of JLR’s recent performance.”

The following table provides an analysis of JLR’s regional retail volumes by brand for the nine months ended 31 December 2012 and the nine months ended 31 December 2011:

	Nine months ended 31 December
	2011	2012	Change	Change
	units			(%)
Global retail volumes:
Jaguar	38,796	38,416	(380)	(1.0)%
Land Rover . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	168,455	220,749	52,294	31.0%

Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	207,251	259,165	51,914	25.0%

Total regional retail volumes:
Europe (excluding the United Kingdom and Russia)	44,966	55,388	10,422	23.2%
North America	42,762	45,346	2,594	6.1%
United Kingdom	38,256	46,567	8,311	21.7%
China	34,033	55,348	21,315	62.6%
Asia Pacific	9,304	12,330	3,026	32.5%
Rest of the world	37,930	44,186	6,256	16.5%
Jaguar regional retail volumes:
Europe (excluding the United Kingdom and Russia)	7,233	6,979	(254)	(3.5)%
North America	10,385	9,173	(1,212)	(11.7)%
United Kingdom	9,762	10,095	333	3.4%
China	5,312	5,353	41	0.8%
Asia Pacific	2,402	2,571	169	7.0%
Rest of the world	3,702	4,245	(543)	(14.7)%
Land Rover regional retail volumes:
Europe (excluding the United Kingdom and Russia)	37,733	48,409	10,676	28.3%
North America	32,377	36,173	3,796	11.7%
United Kingdom	28,494	36,472	7,978	28.0%
China	28,721	49,995	21,274	74.1%
Asia Pacific	6,902	9,759	2,857	41.4%
Rest of the world	34,228	39,941	5,713	16.7%

Certain Information Relating to Tata Motors

Tata Motors, on a standalone basis, sold 414,148 units in the six months ended 30 September 2012 and 926,353 units in Fiscal 2012. Tata Motors group, on a consolidated basis, had revenues of US$16,406.8 million (Indian GAAP) in the six months ended 30 September 2012 and US$32,564.3 million (Indian GAAP) in Fiscal 2012, and achieved profits of US$817.2 million (Indian GAAP) and US$2,657.1 million (Indian GAAP), respectively, in the same periods.

In the six months ended 30 September 2012, JLR repaid £157.1 million in preference shares held by TMLH, a subsidiary of Tata Motors, and paid a dividend of £150.1 million to TMLH. There are no outstanding loans owed or preference shares issued to TMLH as of 30 September 2012. JLR may pay dividends from time to time to its shareholder, subject to compliance with covenants in its financing agreements restricting such payments (including covenants in the indentures governing the 2011 Notes and the 2012 Notes). As of the date of this Exhibit, the estimated amount that would be available for dividend payments and other distributions to JLR’s shareholders under the relevant covenant restrictions is approximately £870 million.

Tata Motors has a manufacturing footprint in India, South Africa, South Korea, Spain, Thailand and the United Kingdom and has recently established a presence in Indonesia for import, assembly and wholesale distribution.

II. FINANCIAL INFORMATION FOR JLR

	Fiscal year ended and as at 31 March			Six months ended and as at 30 September		Twelve months ended and as at
	2010	2011	2012	2011	2012	30 September 2012
	(£ in millions)
Income Statement and Statement of Comprehensive Income Data:
Revenue	6,527.2	9,870.7	13,511.7	5,618.4	6,926.5	14,819.8
Materials and other cost of sales(1)	(4,437.0)	(6,178.1)	(8,732.7)	(3,676.3)	(4,425.2)	(9,481.6)
Employee cost	(746.8)	(789.0)	(1,011.3)	(445.1)	(615.0)	(1,181.2)
Other expenses	(1,479.4)	(1,969.4)	(2,520.4)	(1,097.0)	(1,366.4)	(2,789.8)
Net impact of un-hedged commodity derivatives	—	—	(8.9)	(11.9)	—	3.0
Development costs capitalized(2)	457.5	531.1	750.7	366.2	432.8	817.3
Other income	27.6	36.4	37.8	27.8	59.8	69.8
Depreciation and amortization(3)	(316.4)	(396.3)	(465.5)	(206.4)	(240.2)	(499.3)
Foreign exchange gain/(loss) (net)	68.3	34.0	64.0	24.6	(8.4)	31.0
MTM on derivatives not hedge accounted	—	(1.1)	(49.7)	(80.9)	8.1	39.3
Finance income	3.4	9.7	16.2	7.4	16.6	25.4
Finance expense (net of capitalized interest)	(53.0)	(33.1)	(85.2)	(59.4)	(25.3)	(51.1)

Net income before tax	51.4	1,114.9	1,506.7	467.4	763.3	1,802.6
Income tax expense	(27.9)	(79.0)	(25.6)	(75.3)	(222.2)	(172.5)

Net income attributable to shareholders	23.5	1,035.9	1,481.1	392.1	541.1	1,630.1
Currency translation gain	100.8	123.4	—	—	—	—
Cash flow hedges booked into equity	—	42.7	(35.6)	(37.8)	276.8	279.0
Cash flow hedges moved from equity and recognized in the income statement	—	(13.2)	(19.7)	(31.4)	(47.8)	(36.1)
Actuarial losses	(21.3)	(321.1)	(149.9)	(49.0)	(23.9)	(124.8)
Tax effect on items recognized in other comprehensive income	—	—	172.9	—	(53.8)	119.1

Total comprehensive income for the period	103.0	867.7	1,448.8	273.9	692.4	1,867.3

	Fiscal year ended and as at 31 March			Six months ended and as at 30 September		Twelve months ended and as at
	2010	2011	2012	2011	2012	30 September 2012
Balance Sheet Data (at period end):
Intangible assets	1,676.0	2,144.6	2,801.0	2,448.8	3,208.6	3,208.6
Total non-current assets	3,031.6	3,557.3	4,982.4	4,155.4	5,923.6	5,923.6
Total current assets	2,592.7	3,118.3	5,234.7	3,809.1	4,936.8	4,936.8
Total assets	5,624.3	6,675.6	10,217.1	7,964.5	10,860.4	10,860.4
Total current liabilities	3,589.6	4,067.4	5,041.1	4,156.7	4,965.1	4,965.1
Total non-current liabilities	2,497.5	1,132.8	2,251.8	2,058.5	2,428.8	2,428.8
Total liabilities	6,087.1	5,200.2	7,292.9	6,215.2	7,393.9	7,393.9
Equity attributable to equity holders of the company	(462.8)	1,475.4	2,924.2	1,749.3	3,466.5	3,466.5
Cash Flow Data:
Net cash from operating activities	662.1	1,645.2	2,500.1	986.3	1,010.2	2,524.0
Net cash used in investing activities	(763.1)	(769.4)	(1,541.8)	(752.5)	(1,163.6)	(1,952.9)
Net cash from/(used in) financing activities	(652.4)	(527.4)	443.8	78.4	(475.5)	(110.1)
Cash and cash equivalents at the end of period	679.9	1,028.3	2,430.4	1,340.5	1,801.5	1,801.5
Other Financial Data:
EBITDA(4)	349.1	1,501.7	2,026.9	782.1	1,012.5	2,257.3
Capitalized expenditure (excluding R&D costs)	327.9	250.0	659.0	354.5	388.1	692.6
Capitalized product development expenditure(5)	423.4	581.9	824.7	397.9	493.1	919.9
Net cash/(debt) (at period end)(6)	(2,350.5)	353.2	456.3	(201.6)	437.3	437.3

(1)	TML has elected to present JLR’s income statement under IFRS by nature of expenditure rather than by function. Accordingly, TML does not present costs of sales, selling and distribution and other functional cost categories on the face of the income statement. For illustrative purposes, TML has defined “materials and other cost of sales” as the sum of the following types of expenditure presented in the income statement: (i) change in inventories of finished goods and works in progress; (ii) purchase of products for sale; and (iii) raw materials and consumables. “Materials and other cost of sales” does not equal “cost of sales” that JLR would report if it were to adopt a functional presentation for its income statement because it does not include all relevant employee costs, depreciation and amortization of assets used in the production process and relevant production overheads, which JLR reports separately. The reconciliation of materials and other cost of sales to JLR’s income statement is as follows:

	Fiscal year ended 31 March			Six months ended 30 September		Twelve months ended 30 September
	2010	2011	2012	2011	2012	2012
	(£ in millions)
Change in inventories of finished goods and work in progress	49.3	171.6	317.4	184.4	168.6	301.6
Add purchase of products for sale	(603.1)	(714.3)	(791.7)	(388.4)	(417.7)	(821.0)
Add raw materials and consumables	(3,883.2)	(5,635.4)	(8,258.4)	(3,472.3)	(4,176.1)	(8,962.2)

Materials and other cost of sales	(4,437.0)	(6,178.1)	(8,732.7)	(3,676.3)	(4,425.2)	(9,481.6)

(2)	This amount reflects the capitalized cost recognized as an intangible asset at the end of the relevant period, net of the amounts charged to the income statement, which were £47.8 million, £119.4 million, £149.3 million, £60.4 million, £98.6 million and £187.5 million in the years ended 31 March 2010, 2011 and 2012, the six months ended 30 September 2011 and 2012, and the twelve months ended 30 September 2012, respectively.
(3)	Depreciation and amortization include, among other things, the amortization attributable to the capitalized cost of product development relating to new vehicle platforms, engine, transmission and new products. The amount of total depreciation and amortization attributable to the amortization of capitalized product development costs for Fiscal 2010, Fiscal 2011, Fiscal 2012, the six months ended 30 September 2011 and 2012 and the twelve months ended 30 September 2012 was £52.4 million, £100.0 million, £183.3 million, £86.6 million, £98.7 million and £195.4 million, respectively.
(4)	TML has defined EBITDA as net income attributable to shareholders before income tax expense, finance expense (net of capitalised interest), finance income, depreciation and amortisation, foreign exchange (gain)/loss (net) and MTM on derivatives not hedge accounted. EBITDA is presented because TML believes that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the automotive industry. However, other companies may calculate EBITDA in a manner that is different from TML’s. EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to profit/(loss) on ordinary activities as indicators of operating performance or any other measures of performance derived in accordance with IFRS.

The reconciliation of EBITDA to JLR’s net income attributable to shareholders line item is:

	Fiscal year ended 31 March			Six months ended 30 September		Twelve months ended 30 September
	2010	2011	2012	2011	2012	2012
	(£ in millions)
Net income attributable to shareholders	23.5	1,035.9	1,481.1	392.1	541.1	1,630.1
Add back depreciation and amortization	316.4	396.3	465.5	206.4	240.2	499.3
Less finance income	(3.4)	(9.7)	(16.2)	(7.4)	(16.6)	(25.4)
Add back finance expense (net of capitalized interest)	53.0	33.1	85.2	59.4	25.3	51.1
Add back income tax expense	27.9	79.0	25.6	75.3	222.2	172.5
(Less) add back foreign exchange (gain)/loss (net)	(68.3)	(34.0)	(64.0)	24.6	8.4	(31.0)
(Less)/add back MTM on derivatives not hedge accounted	—	1.1	49.7	80.9	(8.1)	(39.3)

EBITDA	349.1	1,501.7	2,026.9	782.1	1,012.5	2,257.3

(5)	This amount reflects the capitalized cost of product development recognized as an intangible asset at the end of the relevant period.
(6)	Net cash/(debt) equals total debt, including secured and unsecured borrowings and factoring facilities, less cash and cash equivalents and short-term investments (bank deposits with a maturity of between three and twelve months).

Explanation of Income Statement Line Items

JLR’s income statement includes the following items.

•

Revenue: Revenue includes the fair value of the consideration received or receivable from the sale of finished vehicles and parts to dealers (in the United Kingdom and the foreign countries in which JLR has NSCs) and importers (in all other foreign countries). JLR recognizes revenue on the sale of products, net of discounts, sales incentives, customer bonuses and rebates granted, when products are delivered to dealers or when delivered to a carrier for export sales, which is when title and risks and rewards of ownership pass to the customer. Sale of products includes export and other recurring and non-recurring incentives from governments at the national and state levels. Sale of products is presented net of excise duty where applicable and other indirect taxes. Consequently, the amount of revenue JLR recognizes is driven by wholesale volumes (i.e. sales of finished vehicles to dealers and importers). JLR does, however, mainly monitor the level of retail volumes as the general metric of customer demand for JLR products with the aim of managing effectively the level of stock held by JLR’s dealers. Retail volumes do not directly affect JLR’s revenue.

•

Material and other cost of sales: TML has elected to present JLR’s income statement under IFRS by nature of expenditure rather than by function. Accordingly, TML does not present costs of sales, selling and distribution and other functional cost categories on the face of the income statement. “Material and other cost of sales” are comprised of: (i) change in inventories of finished goods and works in progress; (ii) purchase of products for sale; and (iii) raw materials and consumables. “Material and other cost of sales” does not equal “cost of sales” that TML would report if JLR were to adopt a functional presentation for its income statement because it does not include all relevant employee costs, depreciation and amortization of assets used in the production process and relevant production overheads.

•

Changes in inventories of finished goods and work in progress reflects the difference between the inventory of vehicles and parts at the beginning of the relevant period and the inventory of vehicles and parts at the end of the relevant period. It represents the credit or charge required to reflect the manufacturing costs for finished vehicles and parts, or vehicles and parts on the production line, that were still on stock at the end of the relevant period. Inventories (other than those recognized as a result of the sale of vehicles subject to repurchase arrangements) are valued at the lower of cost and net realizable value. Cost of raw materials and consumables are ascertained on a first-in-first-out basis. Costs, including fixed and variable production overheads, are allocated to work-in-progress and finished goods determined on a full absorption cost basis. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and selling expenses. Inventories include vehicles sold to a third party subject to repurchase arrangements. The majority of these vehicles are leased by a third party back to JLR’s management. These vehicles are carried at cost and are amortized in changes in stocks and work in progress to their residual values (i.e. estimated second-hand sale value) over the term of the arrangement.

•

Purchase of products for sale represents the cost associated with the supply from third-party suppliers of parts and other accessories that JLR does not manufacture ourselves but fit into JLR’s finished vehicles at the customer’s discretion.

•

Raw materials and consumables represents the cost of the raw materials and consumables that JLR purchases from third parties and use in JLR’s manufacturing operations, including aluminum, other metals, rubber and other raw materials and consumables. Raw materials and consumables also includes import duties for raw materials and finished vehicles from the United Kingdom into the country of sale.

•

Employee cost: This line item represents the cost of wages and salaries, social security and employee benefit costs for all of JLR’s employees and agency workers, including employees of centralized functions and headquarters.

•

Other expenses: This line item comprises any expense not otherwise accounted for in another line item. These expenses principally include warranty and product liability costs and freight and other transportation costs, stores, spare parts and tools consumed, product development costs, repairs to building, plant and machinery, power and fuel, rent, rates and taxes, publicity and marketing expenses, insurance and other general costs.

•

Net impact of un-hedged commodity derivatives: This line item represents the mark to market on commodity derivative instruments, which do not meet the hedge accounting criteria of IFRS. In the six months ended 30 September 2011 and subsequently, JLR entered into derivative transactions on certain key commodity inputs, such as aluminum.

•

Development costs capitalized: Development costs capitalized represents employee costs, store and other manufacturing supplies, and other works expenses incurred mainly towards product development projects. It also includes costs attributable to internally constructed capital items. Product development costs incurred on new vehicle platforms, engine, transmission and new products are capitalized and recognized as intangible assets when (i) feasibility has been established, (ii) JLR has committed technical, financial and other resources to complete the development and (iii) it is probable that the relevant asset will generate probable future economic benefits. The costs capitalized include the cost of materials, direct labour and directly attributable overhead expenditure incurred up to the date the asset is available for use. The application of the relevant accounting policy involves critical judgement and interpretations of IFRS may differ, which can result in different applications of the same standard and, therefore, different results. Interest cost incurred in connection with the relevant development is capitalized up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings if no specific borrowings have been incurred for the asset.

•

Other income/(loss): This item represents any income not otherwise accounted for in another line item. It principally includes income from the Land Rover Experience and sales of second-hand Land Rover warranties in the United States. For the six months ended 30 September 2012, this item also includes £37.7 million of rebate from the Chinese government relating to JLR’s activities in the twelve-month period ended 31 December 2011. It is accounted for when received as it is not considered virtually certain to be paid.

•

Foreign exchange gain/(loss) (net): This item represents the net gain or (loss) attributable to movements in the exchange rates of the currencies in which JLR generates revenues, the revaluation of non-GBP balance sheet items and the realized gain/loss on derivative contracts that are hedge accounted.

•

MTM on derivatives not hedge accounted: This line item represents the mark to market on foreign exchange derivative instruments, which do not meet the hedge accounting criteria of IFRS. These instruments are dual currency option contracts, such as EUR/USD, which provide an effective hedge against the revenue risk on US dollar and input cost risk in Euro.

•

Depreciation and amortization: Depreciation and amortization represent the depreciation of property, plant and equipment and the amortization of intangible assets, including the amortization of capitalized product development costs. Depreciation is provided on a straight-line basis over estimated useful lives of the assets. Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease. Depreciation is not recorded on capital work-in-progress until construction and installation are complete and the asset is ready for its intended use. Capital-work-in-progress includes capital advances. Amortization is provided on a straight-line basis over estimated useful lives of the intangible assets. The amortization period for intangible assets with finite useful lives is reviewed at least at each year-end. Changes in expected useful lives are treated as changes in accounting estimates. In accordance with IFRS, JLR capitalizes a significant percentage of JLR’s product development costs. Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment loss.

•	Finance income: This item represents the income from short-term liquid financial assets, marketable securities and other financial instruments (including bank deposits).

•

Finance expense (net): This item represents the net expense of JLR’s financial borrowings, including the 2011 Notes and the 2012 Notes including fees and commitment fees paid to financial institutions in relation to committed financial facilities and similar credit lines, less interest capitalized.

Capitalization

Sources	Actual as at 30 September 2012
	(£ in millions)
Cash and cash equivalents(1)	1,801.5
Short term investments(2)	375.0

Cash and cash equivalents and short term investments	2,176.5
Secured borrowings(3)	65.6
Subsidiary back-to-back loans(4)	86.5
Finance leases	17.7
Factoring(5)	109.4
£500,000,000 8.125% Senior Notes due 2018	500.0
£500,000,000 8.250% Senior Notes due 2020	500.0
$410,000,000 7.750% Senior Notes due 2018	252.5	(6)
$410,000,000 8.125% Senior Notes due 2021	252.5	(6)
Other	0.6
Capitalized fees	(27.9)
Total debt	1,756.9	(7)

Ordinary shares	1,500.6
Capital redemption reserve	166.7
Reserves	1,799.2

Total equity	3,466.5

Total capitalization	5,223.4

(1)	The total amount of cash and cash equivalents includes £722.3 million in subsidiaries of the Issuer outside the United Kingdom. A portion of this amount is subject to restrictions or impediments on the ability of JLR’s subsidiaries in certain countries to transfer cash across the Group through loans or interim dividends. As at 30 September 2012, this includes £598.1 million held by JLR’s subsidiary in China which can only pay dividends annually. A portion is also located in JLR’s subsidiaries in South Africa, Brazil and certain other countries and is also subject to such restrictions, although these subsidiaries can generally pay dividends at least annually.
(2)	Short term investments refers to bank deposits with a maturity of between three and twelve months.
(3)	The amount of secured debt does not include the obligations to the Land Rover and Jaguar Land Rover Limited pension fund trustees.

(4)	Subsidiary back-to-back loans relate to loans secured by restricted cash held by the China NSC.
(5)	Represents JLR’s factoring facilities entered into in the ordinary course of business.
(6)	Using an exchange rate on 30 September 2012 of $1.6238 = £1.00.
(7)	We will also have £195.0 million of undrawn unsecured credit facilities under a revolving loan facility.

The following table presents JLR’s revenue, net income attributable to shareholders and EBITDA in Fiscal 2012, 2011 and 2010, the six months ended 30 September 2012 and 2011 and the twelve months ended 30 September 2012.

	Fiscal year ended 31 March			Six months ended 30 September		Twelve months ended 30 September
	2010	2011	2012	2011	2012	2012
	(£ in millions)
Revenue	6,527.2	9,870.7	13,511.7	5,618.4	6,926.5	14,819.8
Net income attributable to shareholders	23.5	1,035.9	1,481.1	392.1	541.1	1,630.1
EBITDA	349.1	1,501.7	2,026.9	782.1	1,012.5	2,257.3

III. DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

General Trends of JLR’s Recent Performance

Following a challenging economic environment, with depressed demand in most of JLR’s key markets, low confidence levels in global financial markets, volatility in exchange rates and rising prices for input materials, in the first half of Fiscal 2010, there were signs of an economic recovery and a return to positive GDP growth in JLR’s most significant markets, which improved in the third and fourth quarters of the same Fiscal year. In addition, sustained growth continued in many emerging markets throughout Fiscal 2010, especially in China, India, Russia and South America, in some cases supported by significant stimulus programmes. As a result of the economic recovery, JLR experienced a marked improvement in its results of operations and its financial condition in the latter half of Fiscal 2010. This upturn has continued in Fiscal 2011, Fiscal 2012 and, in JLR’s emerging markets, into the six months ended 30 September 2012. The substantial improvement in JLR’s results of operations, especially its EBITDA, net income and cash and general liquidity position, was attributable to an increase in wholesale volumes, in particular of Land Rover vehicles, associated with the introduction of the Range Rover Evoque, the continued strength of the Range Rover and Range Rover Sport, and the launch of the new Jaguar XJ and, to a lesser extent, the 2.2D Jaguar XF launched in September 2011. JLR also experienced an improvement in market mix, in particular the strengthening of its business in China, which was supported by the launch of an NSC in China in mid-2010. The continued improvement in JLR’s results of operations in Fiscal 2010, Fiscal 2011, Fiscal 2012 and the six months ended 30 September 2012 was also partially attributable to its continued focus on cost-efficiency improvements in material and manufacturing costs.

Retail volumes for the Group in the six months ended 30 September 2012 were 170,507 units, compared to 128,958 units in the six months ended 30 September 2011, an improvement of 32.2%. The overall trend shows a significant increase in sales volumes, in particular of Land Rover vehicles, as a result of the release of the Range Rover Evoque, and an increase in sales volumes of Land Rover vehicles as a proportion of JLR’s total sales volumes. Other Land Rover vehicle sales were down compared to the period in 2011, primarily due to production constraints, principally resulting from the additional manufacturing of the new Range Rover at Solihull, that have now been addressed, in part by the introduction of a third shift at both Solihull and Halewood. Retail volumes for the six months ended 30 September 2012 were 26,436 units for Jaguar and 144,071 units for Land Rover, as compared to 25,790 units for Jaguar and 103,168 units for Land Rover in the six months ended 30 September 2011, an increase of 2.5% and 39.6%, respectively. The increase in Land Rover sales volumes is attributable to continued strong market reception for the new Range Rover Evoque. Demand for the Range Rover Sport, especially in the emerging markets of China and Brazil has remained broadly constant. Range Rover volumes were down year on year due to the announcement of an all new replacement model leading to reduced demand for the older model vehicle. The new model was launched as planned in the third quarter of Fiscal 2013. Retail volumes of Jaguar vehicles increased in Asia Pacific, China, Europe and overseas markets in the six months ended 30 September 2012 as compared to the six months ended 30 September 2011. The increases were sufficient to offset declines in Jaguar sales in North America and the United Kingdom, which account for the majority of Jaguar sales.

European retail volumes (excluding the United Kingdom and Russia) increased by 34.8% to 35,403 units in the six months ended 30 September 2012 from 26,271 units in the six months ended 30 September 2011, primarily driven by the success of the Range Rover Evoque, despite trading in certain European markets having remained very challenging as a result of the euro crisis and continuing pressure on European markets.

Retail volumes in North America for the six months ended 30 September 2012 totalled 29,609, up 13.8% from 26,024 in the equivalent period in 2011, primarily driven by the success of the Range Rover Evoque and market growth as the U.S. market shows signs of recovery.

Retail sales of 32,598 in the United Kingdom in the six months ended 30 September 2012 totalled 32,598, up 27.0% from 25,663 in the equivalent period in 2011. This improvement, was primarily driven by the success of the Range Rover Evoque.

Demand in China continued to be strong across all products, with retail volumes of 35,617 units in the six months ended 30 September 2012, up 71% from 20,812 units in the six months ended 30 September 2011. This increase was partially driven by overall growth in the Chinese vehicle market. China is on track to become JLR’s largest market for both Land Rover and Jaguar.

Retail volumes in Asia Pacific increased 41% from 5,693 units in the six months ended 30 September 2011 to 8,011 units in the six months ended 30 September 2012. Demand in the rest of the world also grew 19% from 24,495 in the six months ended 30 September 2011 to 29,269 in the six months ended 30 September 2012.

Revenues were £6,926.5 million for the six months ended 30 September 2012, compared to £5,618.4 million for the six months ended 30 September 2011. EBITDA was £1,012.5 million in the six months ended 30 September 2012, up from £782.1 million in the same period in 2011, reflecting the increase in volumes and certain operational factors, including generally favorable exchange rates and commodity prices. Net income was £541.1 million in the six months ended 30 September 2012, up from £392.1 million in the six months ended 30 September 2011. The increase in net income is primarily attributable to an increase in sales volumes and improvement in production efficiency, offset by an increase in the effective tax rate of JLR.

JLR’s results of operations have also benefited from a more favourable exchange rate environment, particularly the weakening euro and strengthening U.S. dollar. Exchange rate volatility in Fiscal 2012 and in the six months ended 30 September 2012 has continued as economies emerged from the global financial crisis. JLR is exposed principally to movements in the US dollar–sterling and euro–sterling exchange rates, but it also has exposure to the Russian rouble, the Chinese yuan and other currencies. In order to mitigate the impact of exchange rate volatility on JLR’s results, it has a hedging policy in place and hedge JLR’s currency exposures using a combination of forward contracts and options.

While commodity prices continued to be volatile in the six months to 30 September 2012, JLR benefited from decreases in some commodity prices used in the manufacture of its vehicles, including copper and aluminum. During the same period, oil prices first fell as a result of continued economic uncertainty in mature Western markets, then increased due to geo-political uncertainty in the Middle East and the threat of financial sanctions on Iran by the Western economies. Since then, oil prices have remained flat. JLR seeks to manage the effect of fluctuations in energy and commodity prices through the use of fixed price supply contracts with tenors of up to 12 months for energy and some commodity costs and the limited use of derivative transactions on certain key commodity inputs, such as aluminum.

JLR targets strong operating cash generation to fund most of its product investment requirements. JLR has continued its programme of increased spending on future product development and improvement involving investment in research, design and technical innovation. JLR continues to invest in new products, technologies and capacity to meet customer demand in the premium automotive and SUV segments, as well as meet regulatory requirements.

JLR has started building a new engine factory in South Staffordshire, has recently recruited approximately 1,000 new employees at each of its Halewood and Solihull sites and has added an additional shift at each site as well. JLR has also recently announced its intention to create 800 new jobs in Solihull to support the introduction of new model programmes. By the end of Fiscal 2013, JLR intends to grow its team of engineers and designers to over 5,500, up from approximately 5,000 at present to support its product development program, which will lead to an associated increase in JLR’s staff costs and an increase in product development expenses capitalized in accordance with our accounting policy.

In Fiscal 2012, JLR completed the issuance of £1,000.0 million equivalent of bonds due in 2018 and 2021 and £500.0 million of bonds due 2020, as well as concluding a £795.0 million Revolving Loan Facility due partially in 2014 with the remaining tranche due in 2016, which is undrawn as at 30 September 2012. JLR used the proceeds of the bonds to refinance secured and short-term debt while providing increased capital and liquidity for its growth.

Results of Operations

The tables and discussions set out below provide an analysis of selected items from JLR’s consolidated statements of income for each of the periods described below.

Six months ended 30 September 2012 compared to six months ended 30 September 2011

The following table sets out the items from JLR’s consolidated statements of income for the periods indicated and the percentage change from period to period, and shows these items as a percentage of total revenues.

	Six months ended 30 September				Six months ended 30 September
	2011	2012	Amount of change	Percentage change	2011	2012
		(£ in millions)		(% change)	(% of revenue)
Revenue	5,618.4	6,926.5	1,308.1	23.3%	100.0%	100.0%
Material and other costs of sales	(3,676.3)	(4,425.2)	(748.9)	20.4%	65.4%	63.9%
Employee cost	(445.1)	(615.0)	(169.9)	38.2%	7.9%	8.9%
Other expenses	(1,097.0)	(1,366.4)	(269.4)	24.6%	19.5%	19.7%
Net impact of un-hedged commodity derivatives	(11.9)	—	11.9	100.0%	0.2%	—
Development costs capitalized	366.2	432.8	66.6	18.2%	6.5%	6.2%
Other income	27.8	59.8	32.0	115.1%	0.5%	0.9%
Depreciation and amortization	(206.4)	(240.2)	(33.8)	16.4%	3.7%	3.5%
Foreign exchange gain/(loss) (net)	24.6	(8.4)	33.0	134.1%	0.4%	0.1%
MTM on derivatives not hedge accounted	(80.9)	8.1	89.0	110.0%	1.4%	0.1%
Finance income	7.4	16.6	9.2	124.3%	0.1%	0.2%
Finance expense (net of capitalized interest)	(59.4)	(25.3)	34.1	57.4%	1.1%	0.4%

Net income before tax	467.4	763.3	295.9	63.3%	8.3%	11.0%
Income tax expense	(75.3)	(222.2)	(146.9)	195.1%	1.3%	3.2%

Net income attributable to shareholders	392.1	541.1	149.0	38.0%	7.0%	7.8%

Revenue

Revenue increased by £1,308.1 million to £6,926.5 million in the six months ended 30 September 2012 from £5,618.4 million in the six months ended 30 September 2011, or an increase of 23.3%. This increase is primarily attributable to higher wholesale volumes of Land Rover vehicles, with total wholesale vehicles increasing from 130,090 to 160,894 units, representing an increase of 23.7% over the relevant period as a result of higher volume in China, rising consumer confidence in the United States, access to more customers in certain geographic markets and the success of the Range Rover Evoque released in September 2011, of which JLR sold 50,547 units wholesale through 30 September 2012.

Material and other cost of sales

JLR’s material and other cost of sales increased to £4,425.2 million in the six months ended 30 September 2012, up 20.4% from £3,676.3 million in the six months ended 30 September 2011. This increase is predominantly attributable to the higher production levels and an increase in Chinese import duties paid as a result of increased sales in China. As a percentage of revenue, material and other cost of sales accounted for 63.9% of JLR’s revenue in the six months ended 30 September 2012, as compared to 65.4% in the six months ended 30 September 2011. This reduction as a percentage of revenue was due to the increase in sales of a larger number of higher margin vehicles in emerging markets.

Change in inventories of finished goods and work in progress: In the six months ended 30 September 2012, JLR added £168.6 million to JLR’s inventory of finished goods and work in progress, thereby decreasing JLR’s material and other cost of sales. This increase of inventories at 30 September 2012 compared to 31 March 2012 was principally the result of increased production levels in an effort to meet rising demand for JLR’s existing products, increased production of the Range Rover Evoque, and initial build of 2013 Model Year vehicles. In addition to increased production, rising sales to China have increased the shipping time of JLR’s vehicles and resulted in greater inventory holding periods.

Purchase of products for sale: In the six months ended 30 September 2012, JLR spent £417.7 million on parts and accessories supplied by third parties and used in JLR’s finished vehicles and parts, compared to £388.4 million in the six months ended 30 September 2011, representing an increase of 7.5%. This increase was primarily attributable to an increase in the sale of parts to service the rising number of sold vehicles, partially offset by improved reliability and performance of JLR’s vehicles.

Raw materials and consumables: JLR consumes a number of raw materials in the manufacture of vehicles, including steel, aluminum, copper, precious metals and resins. The cost of raw materials and consumables in the six months ended 30 September 2012 were £4,176.1 million compared to £3,472.3 million in the six months ended 30 September 2011, representing an increase of £703.8 million, or 20.2%. The increase in the total cost of raw materials and consumables was primarily attributable to higher production levels and an increase in Chinese import duties paid as a result of increased sales in China, which are subject to relatively high import duties. Raw materials and consumables as a percentage of revenue decreased to 60.3% for the six months ended 30 September 2012 as compared to 61.8% for the six months ended 30 September 2011, primarily because the additional revenue from China sales more than offset the increase in Chinese import duties.

Employee cost

JLR’s employee cost increased by 38.2% to £615.0 million in the six months ended 30 September 2012 from £445.1 million in the equivalent period in 2011. The increase is attributable to greater production volumes and the recruitment of new employees both in manufacturing and engineering. Total employee headcount increased from 20,923 to 25,368, or 21.2%, from 30 September 2011 to 30 September 2012. JLR has added around 3,000 manufacturing employees to support increased production in Halewood and Solihull and around 2,000 engineers to support JLR’s increased R&D investment. The majority of the increased employee cost for the engineers is capitalized under development costs capitalized.

Other expenses

Other expenses increased to £1,366.4 million in the six months ended 30 September 2012 from £1,097.0 million in the same period in 2011. Other expenses increased slightly as a percentage of revenue, representing 19.5% in the six months ended 30 September 2012 compared to 19.7% for the six months ended 30 September 2011. Some significant components of other expenses increased in line with revenues. Fixed marketing and warranty costs declined as a percentage of revenue, partly offset by an increase in distribution costs as a percentage of revenue following strong growth in overseas markets. The rise in engineering expenses, reflecting JLR’s increased development in new vehicles, is mainly capitalized under development costs capitalized.

Net impact of un-hedged commodity derivatives

In the six months ended 30 September 2011, JLR recorded a loss of £11.9 million in net impact of un-hedged commodity derivatives as a result of a drop in commodity input prices in the second half of 2011. JLR increased the amount of commodity derivatives held in the six months ended 30 September 2012 and had a net nil revaluation in that period.

Development costs capitalized

JLR capitalizes product development costs incurred on new vehicle platforms, engines, transmissions and new products in accordance with IFRS. The following table shows the R&D costs recognized in JLR’s income statement and the share of capitalized development costs and amortization of capitalized development costs in the six months ended 30 September 2012 and 2011:

	Six months ended 31 September
	2011	2012
	(£ in millions)
Total R&D costs	426.6	531.4
Of which expenditure capitalized	366.2	432.8
Capitalization ratio in %	85.8%	81.4%
Amortization of expenditure capitalized	76.8	98.7
R&D costs charged in income statement	60.4	98.6
As % of revenues	1.1%	1.4%

The capitalization ratio of development costs depends on the production cycle that individual models pass through in different periods.

The increase to £432.8 million in the six months ended 30 September 2012 from £366.2 million in the six months ended 30 September 2011, representing an increase of 18.2%, reflects increased product development costs (included as employee costs and engineering costs in other expenses) associated with the development of the new Range Rover and other future products.

Other income (net)

JLR’s other income increased to £59.8 million in the six months ended 30 September 2012, compared to £27.8 million in the six months ended 30 September 2011. Other income for the six months ended 30 September 2011 includes £37.7 million of rebate from China based on JLR’s activities there.

MTM on derivatives not hedge accounted

In the six months ended 30 September 2012, JLR recorded a gain of £8.1 million on MTM on derivatives not hedge accounted, compared to a loss of £80.9 million in the six months ended 30 September 2011. The movement in this line item mainly reflects the changes in the Euro, GBP and USD rates.

Depreciation and amortization

JLR’s depreciation and amortization increased to £240.2 million in the six months ended 30 September 2012, compared to £206.4 million in the six months ended 30 September 2011. The increase primarily reflects the amortization of product development costs and depreciation of tooling relating to the Range Rover Evoque which JLR began amortizing in mid-2011.

Foreign exchange (gain)/loss (net)

JLR registered a foreign exchange loss of £8.4 million in the six months ended 30 September 2012, compared to a gain of £24.6 million in the equivalent period in 2011, as a result of (i) the effect of exchange fluctuations on foreign currency borrowings and (ii) foreign exchange gains and losses on account of fluctuations in US dollars, sterling and euro during the period.

Finance income

JLR’s finance income increased to £16.6 million in the six months ended 30 September 2012 from £7.4 million in the six months ended 30 September 2011. The increase was largely due to higher cash balances leading to increased interest income.

Finance expense (net of capitalized interest)

JLR’s interest expense (net of capitalized interest) decreased to £25.3 million in the six months ended 30 September 2012 from £59.4 million in the six months ended 30 September 2011, principally as a result of an increase in finance expense transferred to capitalized product development.

Income tax expense

JLR had an income tax expense of £222.2 million in the six months ended 30 September 2012, compared to £75.3 million in the six months ended 30 September 2011. This increase is primarily attributable to the recognition of a deferred tax asset on UK tax losses in the year ended 31 March 2012. In the six months ended 30 September 2011, UK tax losses had not been recognized as deferred tax assets. As a result, the effective tax rate on UK profits was nil. JLR’s effective tax rate increased in the year ended 31 March 2012 due to the recognition of the tax losses, which requires a reduction in the deferred tax asset. The effective tax rate for the six months ended 30 September 2012 was 29.1% of net income before tax compared to 16.1% of net income before tax for the same period in 2011.

Net income

JLR’s consolidated net income for the six months ended 30 September 2012 was £541.1 million, compared to a consolidated net income of £392.1 million in the six months ended 30 September 2011 as a result of the factors identified above.

Fiscal 2012 and Fiscal 2011

The following table sets out the items from JLR’s consolidated statements of income for the periods indicated and the percentage change from period to period, and shows these items as a percentage of total revenues.

	Fiscal year ended 31 March				Fiscal year ended 31 March
	2011	2012	Amount of change	Percentage change	2011	2012
		(£ in millions)		(% change)	(% of revenue)
Revenue	9,870.7	13,511.7	3,641.0	36.9%	100%	100%
Material and other costs of sales	(6,178.1)	(8,732.7)	(2,554.6)	41.3%	62.6%	64.6%
Employee cost	(789.0)	(1,011.3)	(222.3)	28.2%	8.0%	7.5%
Other expenses	(1,969.4)	(2,520.4)	(551.0)	28.0%	20.0%	18.7%
Net impact of unhedged commodity derivatives	—	(8.9)	(8.9)	—	—	<0.1%
Development costs capitalized	531.1	750.7	219.6	41.4%	5.4%	5.6%
Other income	36.4	37.8	1.4	3.8%	0.4%	0.3%
Depreciation and amortization	(396.3)	(465.5)	(69.2)	17.5%	4.0%	3.4%
Foreign exchange gain/(loss) (net)	34.0	64.0	30.0	88.2%	0.3%	0.5%
MTM on derivatives not hedge accounted	(1.1)	(49.7)	(48.6)	4,418.2%	<0.1%	<0.1%
Finance income	9.7	16.2	6.5	67.0%	<0.1%	0.1%
Finance expense (net of capitalized interest)	(33.1)	(85.2)	(52.1)	157.4%	0.3%	0.6%

Net income before tax	1,114.9	1,506.7	391.8	35.1%	11.3%	11.2%
Income tax expense	(79.0)	(25.6)	53.4	67.6%	0.8%	0.2%

Net income attributable to shareholders	1,035.9	1,481.1	445.2	43.0%	10.5%	11.0%

Revenue

Revenue increased by £3,641.0 million to £13,511.7 million in Fiscal 2012 from £9,870.7 million in Fiscal 2011, an increase of 36.9%. This increase is primarily attributable to an increase in wholesale volumes of Land Rover vehicles, with total wholesale vehicles increasing from 243,621 units to 314,433 units, representing an increase of 29.1% over the relevant period. Revenue grew more than volumes as a result of an improvement in product and market mix, the global economic recovery, rising consumer confidence, a growing number of dealerships in certain geographic markets and a favourable exchange rate climate.

Material and other cost of sales

JLR’s material and other cost of sales increased to £8,732.7 million in Fiscal 2012, up 41.3% from £6,178.1 million in Fiscal 2011. This increase is predominantly attributable to the higher production levels, year-on-year increases in raw material prices and an increase in Chinese import duties paid as a result of increased sales in China.

Change in inventories of finished goods and work in progress: In Fiscal 2012, JLR added £317.4 million to JLR’s inventory of finished goods and work in progress, thereby decreasing JLR’s material and other cost of sales. This increase of inventories at 31 March 2012 compared to 31 March 2011 was principally the result of increased production levels in an effort to meet rising demand for JLR’s existing products and production of the Range Rover Evoque, which was added to JLR’s product line-up in mid-2011. In addition to increased production, rising sales to China have increased the shipping time of JLR’s vehicles and resulted in greater inventory holding periods.

Purchase of products for sale: In Fiscal 2012, JLR spent £791.7 million on parts and accessories supplied by third parties and used in JLR’s finished vehicles and parts, compared to £714.3 million in Fiscal 2011, representing an increase of 10.8%. This increase was primarily attributable to an increase in the sale of parts to service the rising number of sold vehicles.

Raw materials and consumables: JLR consumes a number of raw materials in the manufacture of vehicles, including steel, aluminum, copper, precious metals and resins. The cost of raw materials and consumables in Fiscal 2012 was £8,258.4 million compared to £5,635.4 million in Fiscal 2011, representing an increase of £2,623.0 million, or 46.6%. The increase in the total cost of raw materials and consumables was primarily attributable to higher production levels, an increase in commodity prices and an increase in Chinese import duties paid as a result of increased sales in China, which are subject to relatively high import duties. Raw materials and consumables as a percentage of revenue increased to 61.1% for Fiscal 2012, as compared to 57.1% for Fiscal 2011, primarily as a result of the increase in commodity prices, a higher mix of lower margin vehicles and an increase in Chinese import duties paid as a result of increased sales in China as a proportion of wholesale volumes.

Employee cost

JLR’s employee cost increased by 28.2% to £1,011.3 million in Fiscal 2012 from £789.0 million in Fiscal 2011. The increase is attributable to greater production volumes and the recruitment of new employees. The average number of employees increased from 17,255 to 20,887, or 21.0%, from Fiscal 2011 to Fiscal 2012. JLR hired an additional 1,500 employees in the Halewood factory in mid-2011 for production of the Range Rover Evoque and increased the number of JLR’s engineers and designers by approximately 800 to support its product development programmes. Despite the increase in employees, JLR’s employee cost as a percentage of total revenues decreased to 7.5% in Fiscal 2012 from 8.0% in Fiscal 2011, primarily on account of increased revenues and increased labour utilization.

Other expenses

Other expenses increased to £2,520.4 million in Fiscal 2012 from £1,969.4 million in Fiscal 2011. Other expenses decreased as a percentage of revenue, representing 18.7% in Fiscal 2012 compared to 20.0% for Fiscal 2011. Some significant components of other expenses (engineering costs and general expenses) increased in line with revenues. Fixed marketing and warranty costs declined as a percentage of revenue, partly offset by an increase in freight cost as a percentage of revenue from 2.2% in Fiscal 2011 to 2.5% in Fiscal 2012, following strong growth in overseas markets.

Net impact of un-hedged commodity derivatives

In Fiscal 2012, JLR recorded a loss of £8.9 million on net impact of unhedged commodity derivatives, which it entered into, as a result of a drop in commodity input prices in the second half of 2011. JLR began using commodity derivatives in Fiscal 2012 to hedge its commodity price risk.

Development costs capitalized

JLR capitalizes product development costs incurred on new vehicle platforms, engines, transmissions and new products in accordance with IFRS. The following table shows the R&D costs recognized in JLR’s income statement and the share of capitalized development costs and amortization of capitalized development costs in Fiscal 2012 and Fiscal 2011:

	Fiscal year ended 31 March
	2011	2012
	(£ in millions)
Total R&D costs	650.5	900.0
Of which expenditure capitalized	531.1	750.7
Capitalization ratio in %	81.6%	83.4%
Amortization of expenditure capitalized	100	183.3
R&D costs charged in income statement	119.4	149.3
As % of revenues	1.2%	1.1%

The capitalization ratio of development costs depends on the production cycle that individual models pass through in different periods.

The increase to £750.7 million in Fiscal 2012 from £531.1 million in Fiscal 2011 by 41.4% reflects increased product development costs associated with the development of the Range Rover Evoque and other future products.

Other income (net)

JLR’s other income increased to £37.8 million in Fiscal 2012, compared to £36.4 million in Fiscal 2011. Other income for Fiscal 2012 includes additional income from the Land Rover Experience and sales of second hand warranties in the United States.

Depreciation and amortization

JLR’s depreciation and amortization increased to £465.5 million in Fiscal 2012, compared to £396.3 million in Fiscal 2011. The increase primarily reflects the amortization of product development costs, particularly relating to the Range Rover Evoque which JLR began amortising in mid-2011.

Foreign exchange (gain)/loss (net)

JLR registered a foreign exchange gain of £64.0 million in Fiscal 2012, compared to a gain of £34.0 million in Fiscal 2011, as a result of (i) the effect of exchange fluctuations on foreign currency borrowings and (ii) foreign exchange gains and losses on account of fluctuations in US dollars, sterling and euro during the period.

MTM on derivatives not hedge accounted

In the year ended 31 March 2012, JLR recorded a loss of £49.7 million on MTM on derivatives not hedge accounted, compared to a loss of £1.1 million in the year ended 31 March 2011. The movement in this line item is attributable to changes in US dollar and Euro exchange rates and a significantly larger derivative exposure in Fiscal 2012.

Finance income

JLR’s finance income increased to £16.2 million in Fiscal 2012 from £9.7 million in Fiscal 2011. The increase was largely due to higher cash balances leading to increased interest income.

Finance expense (net of capitalized interest)

JLR’s interest expense (net of capitalized interest) increased to £85.2 million in Fiscal 2012 from £33.1 million in Fiscal 2011, principally as a result of the interest expense associated with the 2011 Notes issued in May 2011.

Income tax expense

JLR had an income tax expense of £25.6 million in Fiscal 2012, compared to £79.0 million in Fiscal 2011. A tax charge was recognized relating to deferred tax liabilities on product development, offset by a tax credit on recognition of deferred tax assets on losses brought forward. The effective tax rate for Fiscal 2012 was 1.7% of net income before tax compared to 7.1% of net income before tax for Fiscal 2011, due to a net benefit on the recognition of deferred tax assets relating to losses.

Net income

JLR’s consolidated net income for Fiscal 2012 was £1,481.1 million, compared to a consolidated net income of £1,035.9 million in Fiscal 2011 as a result of the factors identified above.

Liquidity and Capital Resources

JLR finances its capital requirements through cash generated from operations and external debt, including long-term debt, revolving credit factoring and working capital facilities. In the ordinary course of business, JLR also enters into, and maintains, letters of credit, cash pooling and cash management facilities, performance bonds and guarantees and other similar facilities. As at 30 September 2012, on a consolidated basis, JLR had cash and cash equivalents of £1,801.5 million, short-term investments (bank deposits with a maturity of between three and twelve months) of £375.0 million and undrawn committed facilities of £1,027.1 million. The total amount of cash and cash equivalents includes £722.3 million held by subsidiaries of the Issuer outside the United Kingdom. A portion of this amount is subject to restrictions on the ability of JLR’s subsidiaries in certain countries to transfer cash across the Group through loans or interim dividends. As at 30 September 2012, this included £598.1 million held by JLR’s subsidiary in China which can only pay dividends annually. In addition, JLR has cash affected by such restrictions in South Africa, Brazil and certain other countries. JLR believes that these restrictions have not had and are not expected to have any material impact on its ability to meet its cash obligations.

JLR believes that it has sufficient resources available to meet its planned capital requirements. However, JLR’s sources of funding could be adversely affected by an economic slowdown or other macroeconomic factors, which are beyond JLR’s control. A decrease in the demand for JLR’s products and services could lead to an inability to obtain funds from external sources on acceptable terms or in a timely manner or at all.

JLR’s borrowings

The following table shows details of JLR’s committed financing arrangements, as well as the amounts outstanding and undrawn as at 30 September 2012.

Facility	Committed Amount	Maturity	Amount outstanding as at 30 September 2012	Amount undrawn as at 30 September 2012
	(£ in millions)		(£ in millions)	(£ in millions)
£500 million 8.125% Senior Notes due 2018	500.0	15 November 2018	500.0	0.0
£500 million 8.25% Senior Notes due 2020	500.0	15 March 2020	500.0	0.0
$410 million 7.75% Senior Notes due 2018	252.5	15 November 2018	252.5	0.0
$410 million Senior 8.125% Notes due 2021	252.5	15 November 2021	252.5	0.0
Revolving Loan Facility	795.0	1 December 2014 and 1 December 2016	—	795.0
Other financing loans	202.5	2012–14	152.6	66.0
Receivables factoring facilities	275.5	2013	109.4	166.1
Total	2,778.0		1,767.0	1,027.1

Capitalized costs	—	—	(27.9)	—

Liquidity and cash flows

JLR’s principal sources of cash are cash generated from operations (primarily wholesale volumes of finished vehicles and parts) and external financings, which include term financings and revolving credit financings and similar committed liquidity lines. JLR uses its cash to purchase raw materials and consumables, for maintenance of its plants, equipment and facilities, for capital expenditure on product development, to service or refinance its debt, to meet general operating expenses and for other purposes in the ordinary course of business. While global credit markets witnessed an improvement in liquidity and risk aversion, following the global financial crisis, the recent events of the European sovereign debt crises continue to create uncertainty.

Until 31 December 2012, as Land Rover was the main group entity used for financing and borrowing purposes, JLR had a policy of aggregating and pooling cash balances within that entity on a daily basis. Following JLR’s internal legal reorganization effective on 1 January 2013, JLR will use Jaguar Land Rover Limited for these purposes. Certain of JLR’s subsidiaries and equity method affiliates have contractual and other limitations in respect of their ability to transfer funds to us in the form of cash dividends, loans or advances. For example, JLR’s subsidiary in China is subject to foreign exchange controls and thereby restricted from transferring cash to other companies of the Group outside of China. China also imposes a withholding tax on dividends and distributions to parent companies of Chinese subsidiaries, which creates additional disincentives and costs in relation to the remittance of cash outside of China. Brazil and Russia also restrict the ability of JLR’s local subsidiaries to participate in cash pooling arrangements and to transfer cash balances outside of the relevant countries, but they do not restrict the ability of those entities to make intragroup loans or pay dividends. South Africa also imposes a withholding tax on cash transfers. JLR believes that these restrictions have not had, and are not expected to, have any material impact on JLR’s ability to meet its cash obligations.

Cash flow data

Six months ended 30 September 2012 compared to six months ended 30 September 2011

The following table sets out the items from JLR’s consolidated statements of cash flow for the six months ended 30 September 2012 compared to the six months ended 30 September 2011.

	Six months ended 30 September		Amount of
	2011	2012	change
	(£ in millions)
Cash flows from operating activities
Net income attributable to shareholders	392.1	541.1	149.0
Depreciation and amortization	206.4	240.2	33.8
Loss on sale of assets	3.1	0.7	(2.4)
Foreign exchange loss/(gain) on loans	28.8	(7.4)	(36.2)
Income tax expense	75.3	222.2	146.9
Finance expense	59.4	25.3	(34.1)
Finance income	(7.4)	(16.6)	(9.2)
Exchange loss on derivatives	93.2	(8.1)	(101.3)
Share of joint venture profit	(0.2)	(0.5)	(0.3)

Cash flows from operating activities	850.7	996.9	146.2
Movement in trade receivables	(11.1)	116.3	127.4
Movement in other financial assets	3.0	(25.5)	(28.5)
Movement in other current assets	(154.2)	150.3	304.5
Movement in inventories	(206.9)	(157.2)	49.7
Movement in other non-current assets	—	(2.0)	(2.0)
Movement in accounts payable	339.7	(18.5)	(358.2)
Movement in other current liabilities	196.5	(20.4)	(216.9)
Movement in other financial liabilities	13.4	7.9	(5.5)
Movement in non-current liabilities	(6.0)	5.0	11.0
Movement in provisions	15.8	113.9	98.1

Cash generated from operations	1,040.9	1,166.7	125.8
Income tax paid	(54.6)	(156.5)	(101.9)

Net cash from operating activities	986.3	1,010.2	23.9

	Six months ended 30 September		Amount of
	2011	2012	change
	(£ in millions)
Cash flows used in investing activities
Investment in associate	(0.8)	(1.0)	(0.2)
Change in restricted deposit	(38.4)	19.5	57.9
Finance income received	7.3	13.8	6.5
Investments in mutual funds	—	(375.0)	(375.0)
Purchases of property, plant and equipment (net)	(361.5)	(350.1)	11.4
Acquisition of intangible assets	(359.1)	(470.8)	(111.7)

Net cash used in investing activities	(752.5)	(1,163.6)	(411.1)

Cash flows (used in)/from financing activities
Finance expense and fees paid	(45.7)	(92.4)	(46.7)
Proceeds from issuance of short-term debt	20.0	4.3	(15.7)
Repayment of short-term debt	(629.4)	(235.3)	394.1
Payment of lease liabilities	(2.1)	(2.0)	0.1
Proceeds from issuance of long-term debt	1,000.0	—	(1,000.0)
Repayment of long-term debt	(264.4)	—	264.4
Dividend paid	—	(150.1)	150.1

Net cash from financing activities	78.4	(475.5)	(553.9)

Net change in cash and cash equivalents	312.2	(628.9)	(941.1)
Cash and cash equivalents at beginning of six months	1,028.3	2,430.4	1,402.1

Cash and cash equivalents at end of year/period	1,340.5	1,801.5	461.0

Net cash from operating activities was £1,010.2 million in the six months ended 30 September 2012 compared to £986.3 million in the six months ended 30 September 2011. The increase reflects JLR’s increased profits, partially offset by a reduction in cashflow from working capital movements. In the six months ended 30 September 2012, other current assets in increases of £150.3 million due to the receipt of VAT receivable were offset by inventory build-up of £157.2 million due to increasing sales volumes. In the six months ended 30 September 2011, inventory build-up of £206.9 million due to increasing sales volumes was offset by accounts payable of £339.7 million due to longer creditor terms and increased purchasing of raw materials.

Net cash used in investing activities increased to £1,163.6 million in the six months ended 30 September 2012 from £752.5 million in the six months ended 30 September 2011. Purchase of property, plant and equipment and expenditure on intangible assets (product development projects) was £820.9 million in the six months ended 30 September 2012, up from £720.6 million in the six months ended 30 September 2011. JLR’s capital expenditure relates mostly to capacity expansion of JLR’s production facilities, quality and reliability improvement projects, and the introduction of new products, including costs associated with the development of the Range Rover Evoque and the new Range Rover. In the six months ended 30 September 2012, JLR made short-term investments in bank deposits with a maturity of between three and twelve months that accounted for £375.0 million of its cash flows used in investing activities. These term short-term investments are not included as cash equivalents under IFRS.

Net cash used in financing activities in the six months ended 30 September 2012 was £475.5 million compared to net cash from financing activities of £78.4 million in the six months ended 30 September 2011. Cash used in financing activities in the six months ended 30 September 2012 reflects repayment of £235.3 million of short-term debt, including £157.1 million of preference shares held by TMLH, a subsidiary of Tata Motors. Cash used in financing activities also reflects the payment of a £150.1 million dividend TMLH. Cash generated from financing activities in the six months ended 30 September 2011 reflected the issuance of the 2011 Notes and repayment of £893.8 million of other funding.

Fiscal 2012 and Fiscal 2011

The following table sets out the items from JLR’s consolidated statements of cash flow for Fiscal 2012 compared to Fiscal 2011.

	Fiscal year ended 30 March		Amount of change
	2011	2012
	(£ in millions)
Cash flows from operating activities
Net income attributable to shareholders	1,035.9	1,481.1	445.2
Depreciation and amortization	396.3	465.5	69.2
Loss on sale of assets	5.8	8.5	2.7
Foreign exchange loss/(gain) on loans	(17.1)	10.8	27.9
Income tax expense	79.0	25.6	(53.4)
Finance expense	33.1	85.2	52.1
Finance income	(9.7)	(16.2)	(6.5)
Exchange loss on derivatives	0.5	58.8	58.3
Share of joint venture profit	(2.0)	(0.3)	1.7

Cash flows from operating activities	1,521.8	2,119.0	597.2
Cash paid on option premia	(16.2)	—	16.2
Movement in trade receivables	102.2	(95.0)	(197.2)
Movement in other financial assets	16.9	9.8	(7.1)
Movement in other current assets	(67.7)	(159.3)	(91.6)
Movement in inventories	(160.2)	(341.2)	(181.0)
Movement in other non-current assets	(0.5)	(3.4)	(2.9)
Movement in accounts payable	421.4	893.6	472.2
Movement in other current liabilities	65.1	199.2	134.1
Movement in other financial liabilities	(18.2)	54.7	72.9
Movement in non-current liabilities	(132.3)	4.8	137.1
Movement in provisions	5.8	(31.2)	(37.0)

Cash generated from operations	1,738.1	2,651.0	912.9
Income tax paid	(92.9)	(150.9)	(58.0)

Net cash from operating activities	1,645.2	2,500.1	854.9

Cash flows used in investing activities
Investment in associate	—	(0.8)	(0.8)
Movements in other restricted deposits	(3.1)	(147.4)	(144.3)
Purchases of property, plant and equipment	(207.7)	(595.8)	(388.1)
Proceeds from sale of property, plant and equipment	3.7	—	(3.7)
Cash paid for intangible assets	(573.4)	(813.9)	(240.5)
Finance income received	9.1	16.1	7.0
Dividends received from associates	2.0	—	2.0

Net cash used in investing activities	(769.4)	(1,541.8)	(772.4)

Cash flows (used in)/from financing activities
Finance expense and fees paid	(74.2)	(128.2)	(54.0)
Proceeds from issuance of short-term debt	9.2	104.6	95.4
Repayment of short-term debt	(477.7)	(655.0)	(177.3)
Payment of lease liabilities	(4.1)	(4.1)	—
Proceeds from issuance of long-term debt	20.4	1,500.0	1,479.6
Repayment of long-term debt	(1.0)	(373.5)	(372.5)

Net cash from financing activities	(527.4)	443.8	971.2

Net change in cash and cash equivalents	384.4	1,402.1	1,017.7
Cash and cash equivalents at beginning of year/period	679.9	1,028.3	348.4

Cash and cash equivalents at end of year/period	1,028.3	2,430.4	1,402.1

Net cash from operating activities was £2,500.1 million in Fiscal 2012 compared to £1,645.2 million in Fiscal 2011. Higher Land Rover wholesale volumes were primarily responsible for JLR’s operating cash flow in Fiscal 2012. In Fiscal 2012, working capital improved through accounts payable by £893.6 million as a result of longer creditor terms and increased purchasing of raw materials, which was partially offset by increased inventory build-up of £341.2 million built to meet increased sales demand. In Fiscal 2011, inventory build-up of £160.2 million was partially offset by accounts payable of £421.4 million due to increased purchasing of raw materials.

Net cash used in investing activities increased to £1,541.8 million in Fiscal 2012 from £769.4 million in Fiscal 2011. Purchase of property, plant and equipment and expenditure on intangible assets (product development projects) was £1,409.7 million in Fiscal 2012, up from £781.1 million in Fiscal 2011. JLR’s capital expenditure relates mostly to capacity expansion of its production facilities, quality and reliability improvement projects, and the introduction of new products, including costs associated with the development of the Range Rover Evoque.

Net cash from financing activities in Fiscal 2012 was £443.8 million compared to net cash used in financing activities of £527.4 million in Fiscal 2011. Cash generated from financing activities in Fiscal 2012 reflects the issuance of the 2012 Notes and the 2011 Notes offset by cash used to repay £373.5 million of long-term debt, namely part of JLR’s Regional Development Bank Facilities, and £655.0 million of short-term debt, namely debt owed to TMLH, certain bank facilities and factoring facilities. Cash used in financing activities in Fiscal 2011 reflects the repayment of short-term and long-term debt of £478.7 million.

Sources of financing and capital structure

JLR funds its short-term working capital requirements with cash generated from operations, overdraft facilities with banks, short- and medium-term borrowings from lending institutions and banks. The maturities of these short- and medium-term borrowings are generally matched to particular cash flow requirements. JLR’s main long-term borrowings include the 2011 Notes and the 2012 Notes. In addition to the 2011 Notes and the 2012 Notes, JLR will also maintain:

•	a £60.0 million Committed Multiple-currency Bilateral Invoice Discounting Facility;

•	a £116.0 million five-year Single-currency Secured Syndicated Borrowing-Base Revolving Loan Facility;

•	US$550.0 million Full Recourse Committed and Uncommitted Multiple-currency Bilateral Invoice Discounting Facilities;

•	a £795.0 million Unsecured Syndicated Revolving Loan Facility; and

•	various sterling Bi-lateral Term Loan Facilities supported by CNY deposits.

Capital expenditure

Capital expenditure, including capitalized product development spending, was £1,101.0 million in the six months ended 30 September 2012 (£720.6 million in the six months ended 30 September 2011) and £1,485.5 million in Fiscal 2012 (£869.0 million in Fiscal 2011), which mainly included expenditure on tooling and product development for proposed product introductions. JLR continues to invest in new products, technologies and capacity to meet customer demand in the premium automotive and SUV segments, as well as meet regulatory requirements. In Fiscal 2013, JLR expects capital spending (including capitalized product development costs) will total approximately £2.0 billion (based on present estimates). JLR expects that approximately 50% of its capital spending would be R&D costs and 50% would be on tangible fixed assets such as facilities, tools and equipment. Under JLR’s accounting policy, about 81% of R&D costs were capitalized for the six months ended 30 September 2012.

Given the significant growth in JLR’s sales and profitability with a strong cash and liquidity position, JLR plans to continue to increase and accelerate capital spending to develop exciting new products in new and existing segments, invest in new powertrains and technologies to meet customer and regulatory requirements and grow its manufacturing footprint in China and explore manufacturing opportunities in other markets. As a result, capital spending could increase to be in the region of £2.75 billion in Fiscal 2014.

JLR continues to target funding most of its capital spending out of operating cash flow. After capital spending in the region of £2.75 billion, in Fiscal 2014, free cash flow could be negative. JLR expects that its strong balance sheet and liquidity (£2,176.5 million of total cash liquidity and £795.0 million of committed credit lines with two and four years remaining as at 30 September 2012), as well as proven access to funding from capital markets and banks would also support its investment plans as required. JLR will continue to monitor the economic environment and market demand as it plans its future capital spending.

Some of JLR’s recently launched and anticipated new products are as follows:

All new Range Rover: In September 2012, JLR introduced the new all-aluminum Range Rover to the market. Retail sales began in the third quarter of Fiscal 2013. The world’s first SUV with a lightweight all-aluminum body, the new Range Rover takes the capabilities of the brand’s flagship to a new level, with even greater luxury and refinement, enhanced performance and handling on all terrains, and significant advances in environmental sustainability. The all-aluminum body shell has helped reduce the weight of the car substantially. The Range Rover has been declared the world’s top SUV by The Sunday Times and won “Luxury Car of the Year” by Top Gear magazine and was recently awarded the maximum 5-star rating by Euro NCAP. A diesel hybrid Range Rover is currently being developed for introduction later in 2013.

Defender: The Defender is one of Land Rover’s most capable SUVs, and is recognized as a leading vehicle in the segment targeting extreme all-terrain abilities and payload/towing capability. Work has begun on developing a successor to this vehicle.

Jaguar XF: At the Geneva Motor Show in March 2012, JLR launched the XF Sportbrake, which went on sale in Europe in September 2012. At the same time JLR introduced an all-wheel drive version of the car, for sale in the United States and Europe. JLR started selling the 2013 Model Year XF and Sportbrake at the end of the third quarter of Fiscal 2013.

Jaguar XJ: At the same time JLR launched the all-wheel drive XF, JLR launched an all-wheel drive version of the XJ and a 2.0-litre petrol version, which benefits from reduced import duties in China. JLR started selling the 2013 Model Year XJ in the fourth quarter of Fiscal 2012.

Jaguar F-TYPE: Revealed at the 2012 Paris motor show, the F-TYPE is Jaguar’s new two-seat sports car that was inspired by the C-X16 concept car. The new Jaguar F-TYPE represents a return to the company’s original designs: a two-seat, convertible sports car focused primarily on performance. Like the XK and XJ, the F-TYPE has an all-aluminum structure and combines enhanced technology with the power of Jaguar’s latest 3.0-liter V6 and 5.0-liter V8 engines. With the addition of the new F-TYPE to JLR’s XK convertible and coupe models, JLR is able to provide a wider range of sports and high-performance models. JLR expects to begin selling the F-TYPE in April 2013.

Commitments

JLR has entered into various contracts with suppliers and contractors for the acquisition of plant and machinery, equipment and various civil contracts of a capital nature aggregating £382.5 million at 30 September 2012. JLR has entered into various contracts with suppliers and contractors which include obligations aggregating £849.9 million at 30 September 2012, to purchase minimum or fixed quantities of material. Guarantees provided in the ordinary course of business of £11.1 million at 30 September 2012.

Foreign currency exchange rate risk

The following table presents information relating to foreign currency exposure (other than risk arising from derivatives) as at 31 March 2012:

	US dollar		Euro		Japanese yen		Chinese yuan	Others(1)	Total
	(£ in millions)
Financial assets	263.2		584.8		231.1		31.8	227.9	1,333.6
Financial liabilities	(862.3	)(2)	(370.0	)(3)	(923.0	)(3)	(105.8)	(198.0)	(2,453.9)

Net exposure asset/liability	(599.1)		214.8		(691.9)		(74.0)	29.9	1,120.3

(1)	“Others” include currencies such as Russian roubles, Singapore dollars, Swiss francs, Australian dollars, South African rand, Thai baht, Korean won, etc.
(2)	Includes primarily the 2011 Notes, certain loans and preference shares held by TMLH which have subsequently been repaid.
(3)	Includes primarily trade payables denominated in euro and yen.

Interest rate risk

JLR is subject to variable interest rates on some of JLR’s interest-bearing liabilities. JLR’s interest rate exposure is mainly related to debt obligations. JLR use a mix of interest rate sensitive financial instruments to manage the liquidity and fund requirements for JLR’s day-to-day operations, such as preference shares and short-term loans.

As at 30 September 2012, a financial liability of £175.7 million was subject to a variable interest rate. An increase/decrease of 100 basis points in interest rates at the balance sheet date would have resulted in an impact of £0.1 million on income/loss for the six months ended 30 September 2012.

Credit risk

Credit risk is the risk of financial loss arising from counterparty failure to repay or service debt according to the contractual terms or obligations. Credit risk encompasses the direct risk of default, the risk of deterioration of creditworthiness and concentration risks. Financial instruments that are subject to concentrations of credit risk principally consist of investments classified as loans and receivables, trade receivables, loans and advances, derivative financial instruments and financial guarantees issued for equity-accounted entities.

The carrying amount of financial assets represents the maximum credit exposure. As at 31 March 2012, JLR’s maximum exposure to credit risk was £3,310.6 million, being the total of the carrying amount of cash balance with banks, short-term deposits with banks, trade receivables, finance receivables and financial assets.

None of JLR’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade receivables and other receivables, and other loans or receivables, there were no indications as at 30 September 2012, that defaults in payment obligations will occur.

The table below provides details regarding the financial assets that are neither past due nor impaired, including estimated interest payments as at 31 March 2012:

	Gross	Impairment
	(£ in millions)
Not yet due	612.2	—
Overdue <3 months	47.5	—
Overdue >3 <6 months	5.4	2.9
Overdue >6 months	10.3	10.3

	675.4	13.2

IV. SALES, FACILITIES AND DISTRIBUTION INFORMATION

Jaguar designs, develops and manufactures a range of premium cars and sports cars recognized for their design, performance and quality. Jaguar’s range of products comprises the XK coupe and convertible, the XF saloon and the XJ saloon.

The table below presents Jaguar retail and wholesale unit sales by vehicle model expressed as a percentage of total Jaguar sales for Fiscal 2012 and the six months ended 30 September 2012:

	Retail				Wholesale
	Fiscal Year ended 31 March		Six months ended 30 September		Fiscal Year ended 31 March		Six months ended 30 September
	2011	2012	2011	2012	2011	2012	2011	2012
	(%)
Jaguar
XF	63.0%	61.7%	58.5%	62.7%	59.6%	62.3%	60.9%	65.0%
XJ	26.2%	29.1%	31.0%	29.7%	30.9%	29.3%	29.1%	26.3%
XK	10.1%	9.2%	10.5%	7.6%	9.5%	8.4%	10.0%	8.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Land Rover designs, develops and manufactures premium all-terrain vehicles that aim to differentiate themselves from the competition by their capability, design, durability, versatility and refinement. Land Rover’s range of products comprises the Defender, Freelander 2, Discovery 4, Range Rover Sport, Range Rover (including the new Range Rover), and Range Rover Evoque (released in September 2011).

The table below presents Land Rover retail and wholesale unit sales by vehicle model expressed as a percentage of total Land Rover sales for Fiscal 2012 and the six months ended 30 September 2012:

	Retail				Wholesale
	Fiscal Year ended 31 March		Six months ended 30 September		Fiscal Year ended 31 March		Six months ended 30 September
	2011	2012	2011	2012	2011	2012	2011	2012
	(%)
Land Rover
Defender	9.8%	7.9%	9.6%	5.0%	9.4%	5.0%	9.3%	5.5%
Discovery	21.3%	18.4%	21.8%	15.0%	21.6%	15.0%	21.0%	16.6%
Freelander	30.4%	18.6%	25.2%	16.7%	29.9%	15.5%	23.3%	17.1%
Range Rover	13.4%	12.1%	14.1%	9.1%	13.4%	8.5%	13.7%	9.3%
Range Rover Evoque	—	20.6%	3.0%	35.7%	—	36.3%	7.4%	29.8%
Range Rover Sport	25.2%	22.4%	26.2%	18.5%	25.7%	19.7%	25.3%	21.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Land Rover products offer a range of powertrains, including turbocharged four cylinder petrol and diesel (with both manual and automatic transmission), V6 diesel, V8 diesel, V6 supercharged petrol, V8 naturally aspirated and V8 supercharged petrol engines. JLR expects Land Rover to launch its first hybrid model later in 2013.

In addition to these production cars, Land Rover has showcased the Range Rover Evoque Concept Convertible, the world’s first premium SUV convertible, which made its global debut at the Geneva Motor Show in March 2012, featuring a fully retractable premium roof with a Roll Over Protection System (ROPS). This concept vehicle combines capability and versatility with a drop down tailgate and a comfortable four-seat setup. It is a design study and is not currently set for production. JLR will assess reaction to the concept to help establish if there is a business case to produce it.

Sales, distribution and financial services

JLR markets Jaguar products in more than 100 markets and Land Rover products in more than 170 markets, through a global network of 17 national sales companies (“NSCs”), 84 importers, 63 export partners and 2,433 franchise sales dealers, of which 635 are joint Jaguar and Land Rover dealers. In the six months ended 30 September 2012, global unit sales of JLR’s cars (retail) were 20.8% to Europe (excluding the United Kingdom and Russia) (22.0% in Fiscal 2012), 17.4% to North America (19.0% in Fiscal 2012), 19.1% to the United Kingdom (19.6% in Fiscal 2012), 20.9% to China (16.7% in Fiscal 2012) and 21.8% to the rest of the world (22.7% in Fiscal 2012).

JLR has established robust business processes and systems to ensure that JLR’s production plans meet anticipated retail sales demand and to enable the active management of JLR’s inventory of finished vehicles and dealer inventory throughout JLR’s network. These measures include continuous monitoring of retail volumes (i.e. sales from JLR’s dealers to end customers) and the level of inventory of finished vehicles at dealers and inventory en-route from JLR’s manufacturing facilities to its national sales companies and dealers. JLR monitors those inventory levels versus internal “ideal stock” targets that it believes are appropriate for each market and model. The “ideal stock” target reflects specific distribution requirements for each market, including the transit times for those markets. JLR conducts a monthly “global forecast review” to assess sales running rates and volume expectations over the coming months and use that information to plan sales actions and production actions to meet the market requirements. JLR has a monthly “sales and programming committee” at which it reviews the sales forecast and plans, and review and modify its production plans as required in order to meet anticipated sales levels and ensure that its inventory and dealer inventory of finished vehicles is managed to “ideal stock” levels.

JLR has entered into arrangements with independent partners to provide wholesale financing to its dealers and/or retail financing to its retail customers, including FGA Capital, a joint venture between Fiat Auto and Credit Agricole, for the United Kingdom and European markets (excluding Russia), Chase Auto Finance for the US market, and local providers in a number of other key markets. JLR does not offer vehicle financing on its own account. JLR’s financing partners offer retail customers a range of consumer financing products that involve either the leasing of the vehicle for a term (with the option to either own the vehicle at maturity upon the payment of a defined balance or return it) or the purchase of the vehicle.

Separation from Ford

The Issuer was formed by Tata Motors on 18 January 2008 and acquired Jaguar Land Rover Limited and Land Rover from Ford on 2 June 2008. JLR completed the process of separating operations in markets where Jaguar and Land Rover previously operated as part of Ford in November 2009. In addition, the separation of Jaguar and Land Rover’s IT infrastructure and support systems from those of Ford was completed operationally in the first quarter of Fiscal 2011. JLR continues to source all of its engines from Ford and an alliance between Ford and PSA under a long-term arrangement on an arm’s-length basis.

In addition, JLR has developed the EuCD platform technology with Ford and Volvo cars. JLR does not owe any royalties or charges to Ford for use of the EuCD platform in Land Rover vehicles manufactured by us within the United Kingdom. However, an access fee and royalties are payable to Ford if JLR wishes to manufacture any vehicle using this platform outside of the United Kingdom.

In 2012, JLR began constructing a new facility to manufacture advanced technology low-emission engines in South Staffordshire, near Wolverhampton, in the United Kingdom. JLR expects that this engine facility will reduce its dependence on third-party engine supply agreements and strengthen and expand JLR’s engine range to deliver high performance, competitive engines with significant reductions in vehicle emissions.

Product sales performance

JLR’s 2011 product launches and concerted marketing efforts enabled a relatively strong rebound in retail volumes of the Land Rover brands and maintenance of retail volumes of the Jaguar brands. JLR’s unit sales on a retail basis increased to 170,507 units in the six months ended 30 September 2012 from 128,958 units in the six months ended 30 September 2011. Land Rover volumes increased to 144,071 units in the six months ended 30 September 2012 from 103,168 units in the six months ended 30 September 2011 as a result of increased Range Rover, Range Rover Sport and Discovery 4 sales and the strong sales of the Range Rover Evoque. Jaguar volumes increased to 26,436 units during the six months ended 30 September 2012 from 25,790 in the six months ended 30 September 2011. Retail volumes of Jaguar vehicles increased sufficiently in all markets except the UK and North America, to offset the declines in the UK and North American markets, which account for the majority of Jaguar sales. JLR exported 137,909 units in the six months ended 30 September 2012 compared to 103,295 units in the six months ended 30 September 2011, an increase of 33.5%.

JLR’s key geographical markets

JLR is present in all significant sales markets. JLR analyzes its performance according to the following geographic segments: North America, United Kingdom, Europe (excluding the United Kingdom and Russia), China, Asia Pacific and the rest of the world. The following table provides an analysis of the Group’s regional wholesale and retail volumes by brand for the six months ended 30 September 2012 and the six months ended 30 September 2011:

	Six months ended 30 September
	2011	2012	Change	Change
		(units)		(%)
Jaguar regional wholesale volumes:
Europe (excluding the United Kingdom and Russia)	4,598	3,636	(962)	(20.9)%
North America	5,701	4,675	(1,026)	(18.0)%
United Kingdom	7,613	5,994	(1,619)	(21.3)%
China	3,053	2,890	(163)	(5.3)%
Asia Pacific	1,433	1,716	283	19.7%
Rest of the world	2,251	2,695	444	19.7%

Land Rover regional wholesale volumes:
Europe (excluding the United Kingdom and Russia)	19,073	23,292	4,219	22.1%
North America	19,533	22,307	2,774	14.2%
United Kingdom	23,601	29,113	5,512	23.4%
China	17,792	32,048	14,256	80.1%
Asia Pacific	4,839	5,952	1,113	23.0%
Rest of the world	20,603	26,576	5,973	29.0%

Regional wholesale volumes:
Europe (excluding the United Kingdom and Russia)	28,199	32,749	4,550	16.1%
North America	24,774	27,967	3,193	12.9%
United Kingdom	27,146	28,301	1,155	4.2%
China	20,845	34,938	14,093	67.6%
Asia Pacific	6,272	7,668	1,396	22.2%
Rest of the world	22,854	29,271	6,417	28.1%

Global wholesale volumes:
Jaguar	24,649	21,606	(3,043)	(12.3)%
Land Rover	105,441	139,288	33,847	32.1%

Total	130,090	160,894	30,804	23.7%

Jaguar regional retail volumes:
Europe (excluding the United Kingdom and Russia)	4,562	4,699	137	3.0%
North America	7,239	6,582	(657)	(9.1)%
United Kingdom	7,299	7,106	(193)	(2.6)%
China	3,114	3,543	429	13.8%
Asia Pacific	1,479	1,763	284	19.2%
Rest of the world	2,097	2,743	646	30.8%

Land Rover regional retail volumes:
Europe (excluding the United Kingdom and Russia)	18,785	30,704	11,919	63.4%
North America	18,364	23,027	4,663	25.4%
United Kingdom	21,709	25,492	3,783	17.4%
China	18,122	32,074	13,952	77.0%
Asia Pacific	4,654	6,248	1,594	34.3%
Rest of the world	21,534	26,526	4,992	23.2%

Regional retail volumes:
Europe (excluding the United Kingdom and Russia)	26,271	35,403	9,132	34.8%
North America	26,024	29,609	3,585	13.8%
United Kingdom	25,663	32,598	6,935	27.0%
China	20,812	35,617	14,805	71.1%
Asia Pacific	5,693	8,011	2,318	40.7%
Rest of the world	24,495	29,269	4,774	19.5%

Global retail volumes:
Jaguar	25,790	26,436	646	2.5%
Land Rover	103,168	144,071	40,903	39.6%

Total	128,958	170,507	41,549	32.2%

Europe (excluding the United Kingdom and Russia)

JLR’s combined European retail volumes (excluding the United Kingdom and Russia) increased by 34.8% to 35,403 units in the six months ended 30 September 2012 from 26,271 units in the six months ended 30 September 2011, with Jaguar up by 6.0% and Land Rover up by 34.8%. JLR’s combined European wholesale volumes (excluding the United Kingdom and Russia) increased by 16.1% to 32,749 units in the six months ended 30 September 2012 from 28,199 in the six months ended 30 September 2011, with Jaguar down by 20.9% and Land Rover up by 23.4%. Trading within certain European markets remained challenging during the period, especially with recent uncertainty in certain European countries, including Greece, prompting the downgrading of sovereign debt ratings and leading to additional pressure on financial markets.

North America

JLR’s North American retail volumes for the combined brands increased by 13.8% to 29,609 units in the six months ended 30 September 2012 from 26,024 units in the six months ended 30 September 2011, with Jaguar down by 9.1% and Land Rover up by 22.6%. JLR’s North American wholesale volumes for the combined brands increased by 12.9% to 27,967 in the six months ended 30 September 2012 from 24,774 in the six months ended 30 September 2011, with Jaguar down 18.0% and Land Rover up 22.1%. The North American market increased in general during this period, reflecting continued signs of economic growth.

United Kingdom

JLR’s retail volumes in the United Kingdom for the combined brands increased by 27.0% to 32,598 units in the six months ended 30 September 2012 from 25,663 units in the six months ended 30 September 2011, with Jaguar down by 2.7% and Land Rover up by 27.0%. JLR’s wholesale volumes in the United Kingdom for the combined brands increased by 4.2% to 28,301 units in the six months ended 30 September 2012 from 27,146 units in the six months ended 30 September 2011, with Jaguar down by 21.3% and Land Rover up by 14.2% in market volumes. The overall UK market was relatively flat in the six month period, with only a slight increase. Conditions continue to be somewhat difficult and consumer confidence remains fragile.

China

JLR’s retail volumes in China for the combined brands increased by 71.1% to 35,617 units in the six months ended 30 September 2012 from 20,812 units in the six months ended 30 September 2011, with Jaguar up by 18.1% and Land Rover up by 80.1%. JLR’s Chinese wholesale volumes for the combined brands increased by 67.6% to 34,938 units in the six months ended 30 September 2012 from 20,845 units in the six months ended 30 September 2011, with Jaguar down by 5.3% for the period and Land Rover up by 80.1%. The Chinese market continued to grow more strongly than the rest of the world, despite a slowing of growth in the six months ended 30 September 2012. The growth of the Chinese economy has increased in the last three months of 2012.

Asia Pacific

JLR’s Asia Pacific retail volumes for the combined brands increased by 40.7% to 8,011 units in the six months ended 30 September 2012 from 5,693 units in the six months ended 30 September 2011, with Jaguar up by 10.7% and Land Rover up by 52.4%. JLR’s Asia Pacific wholesale volumes for the combined brands increased by 22.2% from 6,272 in the six months ended 30 September 2011 to 7,668 in the six months ended 30 September 2012, with Jaguar up by 19.7% and Land Rover up by 23.0%, indicating increased demand for JLR’s products in this region.

Sales and Distribution

JLR’s unit sales (on a retail basis) for each of its brands for Fiscal 2012, 2011 and 2010, the six months ended 30 September 2012, 2011 and 2010, the six months ended 30 September 2012 and 2011 and the twelve months ended 30 September 2012 are set out in the table below:

	Fiscal year ended 31 March			Six months ended 30 September		Twelve months ended
	2010	2011	2012	2011	2012	30 September 2012
Jaguar	51,020	51,818	54,227	25,790	26,436	54,873
Land Rover	157,177	189,087	251,632	103,168	144,071	292,535
Total	208,197	240,905	305,859	128,958	170,507	347,408

JLR’s unit sales (on a wholesale basis) for each of its brands for Fiscal 2012, 2011 and 2010, the six months ended 30 September 2012, 2011 and 2010, the six months ended 30 September 2012 and 2011 and the twelve months ended 30 September 2012 are set out in the table below:

	Fiscal year ended 31 March			Six months ended 30 September		Twelve months ended
	2010	2011	2012	2011	2012	30 September 2012
Jaguar	47,418	52,993	54,039	24,649	21,606	50,996
Land Rover	146,564	190,628	260,394	105,441	139,288	294,241
Total	193,982	243,621	314,433	130,090	160,894	345,237

Wholesale volumes refer to the aggregate number of finished vehicles JLR sold to dealers and importers. JLR recognizes its revenue on the wholesale volumes it sells. Retail volumes refer to the aggregate number of finished vehicles sold by dealers to end users. JLR considers retail volumes the best indicator of consumer demand for its vehicles and the strength of its brand.

The following tables present the sales and distribution network, retail and wholesale volumes in the six months ended 30 September 2012 and percentage of global sales for each of the Jaguar and Land Rover brands in the countries indicated.

Europe (excluding the United Kingdom and Russia)	Jaguar	Land Rover
NSCs	7	7
Importers	24	28
Export partner markets	0	8
Number of sales dealers	327	654
Retail volumes	4,699	30,704
% Global sales (retail)	17.8%	21.3%
Wholesale volumes	3,636	29,113
% Global sales (wholesale)	16.8%	20.9%

North America	Jaguar	Land Rover
NSCs	2	2
Number of sales dealers	189	190
Retail volumes	6,582	23,027
% Global sales (retail)	24.9%	6.0%
Wholesale volumes	4,675	23,292
% Global sales (wholesale)	21.6%	16.7%

United Kingdom	Jaguar	Land Rover
NSCs	1	1
Number of sales dealers	89	118
Retail volumes	7,106	25,492
% Global sales (retail)	26.9%	17.7%
Wholesale volumes	5,994	22,307
% Global sales (wholesale)	27.7%	16.0%

China	Jaguar	Land Rover
NSCs	1	1
Importers	2	2
Number of sales dealers	118	125
Retail volumes	3,543	32,074
% Global sales (retail)	13.4%	22.3%
Wholesale volumes	2,890	32,048
% Global sales (wholesale)	13.4%	23.0%

Asia Pacific	Jaguar	Land Rover
NSCs	3	3
Importers	6	8
Export partner markets	3	11
Number of sales dealers	114	137
Retail volumes	1,763	6,248
% Global sales (retail)	6.6%	4.3%
Wholesale volumes	1,716	5,952
% Global sales (wholesale)	8.0%	4.3%

Rest of the world	Jaguar	Land Rover
NSCs	3	3
Importers	32	46
Export partner markets	9	44
Number of sales dealers	119	253
Retail volumes	2,743	26,526
% Global sales (retail)	10.4%	18.4%
Wholesale volumes	2,695	26,576
% Global sales (wholesale)	12.5%	19.1%

The following table presents the location of JLR’s franchised sales dealerships for each of its brands as at 30 September 2012.

	Jaguar	Land Rover	Of which joint
Europe (excluding the United Kingdom and Russia)	327	654	209
North America	189	190	113
United Kingdom	89	118	26
China	118	125	113
Asia Pacific	114	137	75
Rest of the world	119	253	99

Total	956	1,477	635

Facilities

JLR operates three major production facilities (employing a total of approximately 14,000 employees as at 30 September 2012) and two advanced design and engineering facilities (employing a total of approximately 10,500 employees as at 30 September 2012, which includes employees at its corporate headquarters located at Whitley), all of which are located in the United Kingdom. At 30 September 2012, JLR employed 25,368 employees globally.

•

At Solihull, JLR produces the Land Rover Defender, Discovery 4, Range Rover and Range Rover Sport models and employed approximately 6,500 manufacturing employees as at 30 September 2012. In 2011, JLR began a major expansion of the Solihull facility to accommodate production of new Land Rover models. JLR recently announced its intention to create 800 new jobs at Solihull to support the introduction of new model programmes.

•	At Castle Bromwich, JLR produces the Jaguar XK, XJ and XF models and employed approximately 3,600 manufacturing employees as at 30 September 2012.

•

At Halewood, JLR produce the Freelander and the Range Rover Evoque and employed approximately 4,200 manufacturing employees as at 30 September 2012. JLR believes its three existing automotive manufacturing facilities at Solihull, Castle Bromwich and Halewood provide us with a flexible manufacturing footprint to support its present product plans.

In 2012, JLR began constructing a new facility to manufacture advanced technology low-emission engines in South Staffordshire, near Wolverhampton, in the United Kingdom. In addition, JLR entered into a joint venture agreement in December 2011 with Chery Automobile Company Ltd. for the establishment of a joint venture company in China to develop, manufacture and sell certain Jaguar Land Rover vehicles and at least one own-branded vehicle in China.

In addition to JLR’s automotive manufacturing facilities, it also has two product development, design and engineering facilities in the United Kingdom. The facility located at Whitley houses the design and engineering centre for Jaguar, which includes its powertrain and other test facilities, and its global headquarters, which includes its commercial and central staff functions. The facility located at Gaydon is the design and engineering centre for Land Rover, and includes an extensive on-road test track and off-road testing capabilities. The two sites employed approximately 10,500 employees as at 30 September 2012. JLR is in the process of consolidating most of its design and engineering centres at Gaydon and all administrative offices at Whitley to maximize office capacity and to support its new business plans.

The Solihull, Gaydon and Whitley facilities are freeholdings, while Castle Bromwich and Halewood are held through a combination of freeholds and long-term leaseholds, generally with nominal rents.

In addition to JLR’s manufacturing and design/engineering facilities, its properties include sales offices and other sales facilities in major cities, repair service facilities and R&D facilities.

The following table sets out information with respect to JLR’s principal facilities as at 30 September 2012.

Location	Owner/ Leaseholder	Freehold/ Leasehold	Principal Products or Functions
United Kingdom

• Solihull	Land Rover	Freehold	Automotive vehicles & components
• Castle Bromwich	Jaguar Land Rover Limited	Freehold and leasehold	Automotive vehicles & components
• Halewood	Jaguar Land Rover Limited	Freehold and leasehold	Automotive vehicles & components
• Gaydon	Land Rover	Freehold	Product development
• Whitley	Jaguar Land Rover Limited	Freehold	Headquarters and product development
Rest of the world	The Group	Freehold and leasehold	National sales companies
Regional sales offices

JLR’s owned properties are subject to a floating charge in favor of the pension funds trustee. The pension funds trustee is not entitled to appoint an administrator or other insolvency officer as a consequence of the security it holds. The amount recoverable under the security is capped at £900 million.

JLR’s strategy involves expanding its global footprint into selected geographic locations where it has identified an opportunity to grow. As a producer of distinctive, premium products, JLR believes it is well positioned to increase its revenues in emerging affluent countries with growing sales potential. There are three specific aspects to its strategy of geographic expansion:

•

First, JLR aims to increase its marketing and dealer network in emerging markets. For example, JLR expects to continue to grow its presence in the Indian market by opening additional dealerships across the country. In China, JLR has established an NSC to expand its presence in this key market and has increased its network of sales dealerships to 125 dealerships as at 30 September 2012. Similarly JLR expects to continue to grow its presence in the Indian market by opening additional dealerships across the country.

•

Second, JLR aims to establish new manufacturing facilities, assembly points and suppliers in selected markets. For example, JLR has established a manufacturing and assembly joint venture in China with Chery Automobile Company Ltd. JLR is also exploring assembly operations in selected other markets. In addition, Freelander and XF vehicles have been assembled in a facility in India operated by Tata Motors since April 2011 and January 2013, respectively, with the possibility of expanding production to other models in the future. JLR also sells vehicle kits to be assembled in CKD facilities in Kenya, Malaysia, Turkey and Pakistan.

•

Third, JLR aims to leverage its relationship with Tata Motors and the synergies that can be achieved in the areas of research and product development, supply sourcing, manufacturing and assembly and other operations.

V. EMPLOYEE AND MANAGEMENT INFORMATION

Employees

The following table sets out a breakdown of persons employed by us at the time indicated by type of contract.

	As at 30 September
	2011	2012
Salaried (excluding those on maternity leave)	7,584	8,565
Hourly	8,661	9,046

Total permanent	16,245	17,611
Agency	4,633	7,713
Salaried (on maternity leave)	45	44

Total	20,923	25,368

JLR employed approximately 24,368 employees in the United Kingdom and approximately 1,000 employees in the rest of the world at 30 September 2012.

Pension Obligations

Under the arrangements with the trustees of the defined benefit pension schemes, an actuarial valuation of the assets and liabilities of the schemes is undertaken every three years. The most recent valuation, as at April 2009 and completed in 2010, indicated a shortfall in the assets of the schemes as at that date, versus the actuarially determined liabilities as at that date, of £403.0 million.

JLR expects the next actuarial valuation as at April 2012 is to be completed by July 2013.

Union Wage Settlements

Employee wages are paid in accordance with wage agreements that have varying terms (typically two years) at different locations. The expiry date of the wage agreements with respect to JLR’s UK unionised employees is 31 October 2014.

Board of Directors

With recent changes, JLR’s board now includes the new Chairman of Tata Motors, Mr. Cyrus Mistry.

The following table provides information with respect to members of the board of directors of JLR as at the date of this Exhibit:

Name	Position	Date of Birth	Year appointed as Director, Chief Executive Officer or Secretary
Andrew M. Robb	Director	2 September 1942	2009
Dr. Ralf D. Speth	Chief Executive Officer and Director	9 September 1955	2010
Nasser Mukhtar Munjee	Director	18 November 1952	2012
Cyrus Mistry	Director	4 July 1968	2012

Cyrus Mistry (Director): Mr. Mistry is the Chairman of Tata Sons. He has been a Director of Tata Sons since 2006. In addition to being Chairman of Tata Sons, Mr. Mistry is also Chairman of all major Tata companies, including Tata Industries, Tata Steel, Tata Motors, Tata Consultancy Services, Tata Power, Tata Teleservices, Indian Hotels, Tata Global Beverages and Tata Chemicals.

He was appointed as a Director of Tata Motors with effect from May 29, 2012 and took over as Chairman from Mr Ratan N. Tata on his retirement with effect from December 28, 2012.

Mr. Mistry was earlier managing director of the Shapoorji Pallonji group. Under Mr. Mistry’s guidance, Shapoorji Pallonji’s construction business grew from a turnover of approximately $20 million to approximately $1.5 billion. The group’s companies evolved from pure construction to executing projects under design and build and EPC delivery methodologies, implementing complex projects in the marine, oil and gas, and rail sectors. Under Mr. Mistry’s stewardship, the companies executed many landmark projects in India; including construction of the tallest residential towers, the longest rail bridge, the largest dry dock and the largest affordable housing project. The group’s international construction business is now present in over ten countries.

Mr. Mistry was responsible for building the infrastructure development vertical in the Shapoorji Pallonji group, beginning in 1995 with a 106MW power project in Tamil Nadu, followed by the development of India’s largest biotech park near Hyderabad, in partnership with the Andhra Pradesh government. The infrastructure vertical has also developed two large road projects totalling an investment of $550 million.

Mr. Mistry is a graduate of civil engineering from the Imperial College London (1990) and has an MSc in management from the London Business School (1997). He was recently bestowed with the Alumni Achievement Award by the London Business School.

VI. MAJOR SHAREHOLDERS

Major Shareholders of the Issuer

As at 30 September 2012, the following organization held direct and indirect interests in voting rights equal to or exceeding 3% of the ordinary share capital of the Issuer:

Name of shareholder of Issuer	Number of ordinary shares	%
TML Holdings PTE Limited (Singapore)	1,500,642,163	100

Major Shareholders of TMLH

As at 30 September 2012, the following organization held direct and indirect interests in voting rights equal to or exceeding [3%] of the ordinary share capital of JLR’s holding company, TMLH:

Name of shareholder of TMLH	Number of ordinary shares	%
Tata Motors Limited (India)	2,546,659,418	100

Major Shareholders of Tata Motors

Tata Motors Limited is a widely held, listed company with approximately 434,181 shareholders of ordinary shares and 52,771 shareholders of ‘A’ ordinary shares of record, as at 30 September 2012, both of which are entitled to vote. As at 30 September 2012, the largest shareholder of Tata Motors Limited was Tata Sons and its subsidiaries, which held 28.5% of the voting rights.